UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

The Chosen, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4 S 2600 W, Suite 5, Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(435) 767-1338
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of The Chosen, LLC, a Utah limited liability company, referred to herein as “we”, “us,” “our” or “the Company”, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated June 15, 2018 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1733443/000165495418006710/chosen_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

The Chosen is the first-ever multi-season TV series about the life of Christ and those He touched. The Company produces, markets and distributes the series to a worldwide market. Their large faith-based audience has risen to the call to help fund and support the project as devoted fans and investors, contributing to The Chosen’s success.

The Company has successfully released the first four episodes of Season 1 and commenced the pre-production and production phase for the second four episodes of Season 1 in anticipation of additional funding to continue to produce the series. During the interim period of January 1, 2019 through June 30, 2019, there were significant changes in liquidity of the Company as “The Chosen” marketing campaign raised an additional $5,480,145 through its offering under Regulation A becoming the most publicly funded Television/Movie project of all time. Those funds were used to cover offering expenses, the completion of episodes 1-4 of Season 1 and the pre-production phase of Season 1, episodes 5-8. Episodes 1-4 were released in April 2019, resulting in some revenue generation. There were also significant marketing costs incurred related to the April release.

Operating Results

Period Ended June 30, 2019

Revenues

Revenue produced by episodes 1-4 of Season 1 through the Exclusive Video-on-demand and Subscription video-on-demand license agreement with VidAngel, Inc. was approx. $115,000 through June 30, 2019.

Expenses

The production of episodes 1-4 of Season 1 was finalized at a total cost of $4,184,850 and pre-released on April 29, 2019. Film costs are capitalized and amortized over a period of time in proportion to ultimate revenue production.

Operating expenses for the six-month period ended June 30, 2019 were $423,469, primarily attributable to $280,740 in advertising and marketing, $107,890 in legal and professional fees, and $14,287 in meals and entertainment reimbursements and other traveling expenses.

Period Ended June 30, 2018

Revenues

For the six-month period ended June 30, 2018 we received $28,663.54 in revenues from the distribution of "The Shepherd," the film upon which the Series is loosely based.

 Expenses

Operating expenses for the six-months period ended June 30, 2018 were $78,347.53, primarily attributable to $57,101.62 in legal and professional fees, $17,294.05 in travel expenses, $2,842 in meals and entertainment reimbursements and other miscellaneous expenses.

Liquidity and Capital Resources

Liquid and capital resources as of June 30, 2019 are as follows:

●
9,992,124 preferred class A units were issued by June 30, 2019, with 146,449 units sold but unissued. This issuance provided the funds necessary to finalize the production of episodes 1-4 and begin the production of episodes 5-8 of Season 1.
●
Pre-production, including scripts, were finalized for episodes 5-8 of Season 1 at a cost of approximately $1,027,000.
●
As of June 30, 2019, the cash funds available to the Company were expected to be sufficient to cover ¾ of the production and post-production costs expected to be incurred in producing episodes 5-8 of Season 1.
●
Our primary capital expenditure is the costs associated production and marketing of additional seasons of the series, and our primary source of liquidity (short and long term) is anticipated to be additional offerings of securities of our company.
●
We launched an offering of our preferred class A units exempt from registration under Regulation CF on June 24, 2019. We intend to use any proceeds raised by this offering to fund the completion of episodes 5-8. The proceeds from this offering are expected to provide up to 25% of the budgeted costs for episodes 5-8, which are expected to total $4,122,917.
●
Revenues from the episodes 1-4 are expected to be used for operations and to advertise and market the full Season 1. Advertising and marketing costs are expected to be approximately $500,000-$600,000.

Trend Information

To date, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Initial revenue figures from the release of Season 1 are just being finalized and not available at the time of the issuance of this report.

Item 2. Other Information

None

Item 3. Financial Statements

Index to Financial Statements

Interim consolidated financial statements for the six-month periods ended June 30, 2019 (unaudited)
Interim Consolidated Balance Sheet	5
Interim Consolidated Statement of Income	6
Interim Consolidated Statement of Members’ Equity	7
Interim Consolidated Statement of Cash Flow	8
Notes to Interim Financial Statements	9

The Chosen LLC
Interim Consolidated Balance Sheets
As of June 30, 2019 and December 31, 2018 (unaudited)

	June 30,	December 31,
	2019	2018
	(unaudited)	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$2,613,765	$168,962
Other current assets	238,327	133,652
Prepaid expenses	-

Total current assets	2,852,092	302,614

Other assets
Film costs, net of amortization	5,212,561	3,922,063

Total other assets	5,212,561	3,922,063

Total assets	$8,064,653	$4,224,677

LIABILITIES AND MEMBERS' EQUITY

Current liabilities
Accounts and credit cards payable	$714	$530,282
Other current liabilities	-	9,153

Total current liabilities	714	539,435

Long-term liabilities
Due to officer	8,987	8,987
Due to VidAngel	-	67,340

Total long-term liabilities	8,987	76,327

Total liabilities	9,701	615,762

Members' equity	8,054,952	3,608,915

Total liabilities and members' equity	$8,064,653	$4,224,677

The Chosen LLC
Interim Consolidated Statements of Income
For the six-months ended June 30, 2019 and 2018 (unaudited)

	June 30,	June 30,
	2019	2018
	(unaudited)	(unaudited)

Revenues, net	$128,003	$28,664

Operating expenses
Advertising and marketing	280,740	-
Amortization of film costs	41,316	-
General and administrative	142,729	78,358

Total operating expenses	464,785	78,358

Net operating loss	(336,782)	(49,694)

Other income / (expenses)
Interest income	10	-

Total other income/(expenses)	10	-

Net loss	$(336,772)	$(49,694)

The Chosen LLC
Interim Consolidated Statements of Members' Equity
For the six-months ended June 30, 2019 and the year ended December 31, 2018 (unaudited)

					Total
		Class A	Contributed	Accumulated	Members'
	Common Units	Preferred Units	Capital	Deficit	Equity

Members' equity
Members' equity, as of December 31 2017	-	-	$200,000	$(13,663)	$186,337
					-
Issuance of founders' common units	13,900,000				-
Issuance of preferred units and contributed capital	-	4,636,978	4,436,408		4,436,408
Offering expense			(167,781)		(167,781)
Equity-based compensation			12,727		12,727
Net loss				(858,776)	(858,776)
Members' equity, as of December 31, 2018	13,900,000	4,636,978	4,481,354	(872,439)	3,608,915

Issuance of preferred units		5,355,146	5,480,145		5,480,145
Offering expense			(697,336)		(697,336)
Net loss				(336,772)	(336,772)

Members' equity as of June 30, 2019	13,900,000	9,992,124	$9,264,163	$(1,209,211)	$8,054,952

The Chosen LLC
Interim Consolidated Statements of Cash Flows
For the six-months ended June 30, 2019 and 2018 (unaudited)

	June 30,	June 30,
	2019	2018
	(unaudited)	(unaudited)

Cash flows from operating activities
Net loss	$(336,772)	$(49,694)
Adjustments to reconcile net loss to
net cash used in operating activities:
Changes in operating assets and liabilities
(Increase)/decrease in other current assets	(1,132,386)	646
(Increase)/decrease in film costs	(262,786)	(178,556)
Increase/(decrease) in accounts payable	(529,568)	127,271

Net cash flows from operating activities	(2,261,512)	(100,333)

Cash flows from investing activities
Net cash flows from investing activities	-	-

Cash flows from financing activities
Net proceeds from issuance of preferred units	4,773,655	(58,587)
Principal paid on long-term debt	(67,340)	-

Net cash flows from financing activities	4,706,315	(58,587)

Net change in cash	2,444,803	(158,920)

Cash, beginning of period	168,962	194,354

Cash, end of period	$2,613,765	$35,434

The Chosen, LLC
Notes to Interim Financial Statements (unaudited)

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. It is the opinion of management that the financial statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2019 are not indicative of the results expected for the entire fiscal year.

Organization

The Chosen, LLC, a Utah limited liability company, is an independent television and film production company formed on October 24, 2017 solely to develop and produce an episodic television series entitled “The Chosen.” The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life.

Consolidation

The consolidated financial statements include the accounts of The Chosen, LLC, and its wholly owned subsidiary The Chosen Texas, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated ultimate revenues of the series for the amortization of film costs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of June 30, 2019 and December 31, 2018, the bank balance exceeded the federally insured limit by $2,363,765 and $0, respectively.

Income Taxes

The Company is a Utah limited liability company which has elected to be taxed as a C-Corporation. Under this structure, the Company is liable for the income taxes on the Company’s income or loss at the Federal and State levels. Its members are also liable for income taxes on any distributions (dividends) received by the Company. The Company’s deferred tax asset related to 2018 and 2019 losses has not yet been determined.

Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized costs or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. Capitalized film costs as of June 30, 2019 and December 31, 2018 were $5,253,876 and $3,884,663, respectively. The Company has determined no impairment existed during the periods presented.

The Company amortizes film costs in proportion to the recognition of the related revenue from each episodic production block. Amortization expense for film costs for the six-months ended June 30, 2019 and 2018, was $41,316 and $0, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the six-months ended June 30, 2019 and 2018 totaled $280,740 and $0, respectively.

Equity-Based Compensation

The Company entered into an agreement with a member of management to grant an ownership interest of common units in the Company’s parent company for services performed for The Chosen, LLC. The value of $20,000 on the grant date was based on the amount paid in cash by other members for an ownership interest of common units in the Company (the parent company’s sole asset is the Company). The equity grant vests upon the release of the first season of The Chosen. The expense associated with the equity grant is being recognized ratably through the expected release date with $12,727 recognized for the year ended December 31, 2018. The remaining $7,273 is expected to be recognized in the year ending December 31, 2019.

New Accounting Guidance Implementations

The FASB issued new guidance on revenues recognition in ASC 606. Under this new guidance, revenues are to be recognized when an entity transfers goods or services to a customer based on contractual obligations. The Company adopted the new guidance as of January 1, 2019. This adoption did not have a material impact on the recognition of revenue due to the sole contract of the Company being with VidAngel, Inc. Management is in the process of evaluating how future additional contracts will be recognized in view of ASC 606.

Subsequent Events

The Regulation CF campaign was approved and successfully funded at $1,070,000 to fund the completion of Episodes 5-8. On set production for episodes 5-8 began on May 8, 2019 and post production began on August 12, 2019. Post production is expected to be complete and the episode released in November 2019. Also, in September 2019, the Company contracted to have merchandise produced and sold creating an additional revenue source.

Item 4. Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Registration of the issuer, incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(b)	Amendment to the Certificate of Registration of the Issuer, incorporated by reference to Exhibit 2(b) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(c)	Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(c) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(d)	First Amendment to the Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(d) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(e)	Second Amendment to Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(e) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(a)	Membership Interest Assignment Agreement by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(a) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(b)	Assignment and Assumption Agreement by and between the Company and Creatus, LLC, incorporated by reference to Exhibit 6(b) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(c)	Consulting and Coordination Agreement by and between the Company and VidAngel, Inc., incorporated by reference to Exhibit 6(c) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(d)
First Amendment to Consulting and Coordination Agreement, dated May 15, 2018, by and between the Company and VidAngel, Inc., incorporated by reference to Exhibit 6(d) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(e)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(e) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(f)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Ryan Swanson, incorporated by reference to Exhibit 6(f) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(g)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Tyler Thompson, incorporated by reference to Exhibit 6(g) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(h)	Writer Work-For-Hire Agreement, dated February 14, 2018, by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(h) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(i)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Ryan Swanson, incorporated by reference to Exhibit 6(i) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(j)	Writer Work-For-Hire Agreement, dated February 14, 2018, by and between the Company and Tyler Thompson, incorporated by reference to Exhibit 6(j) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(k)
Exclusive Video-On-Demand and Subscription Video-On-Demand License Agreement by and between the Company and VidAngel, Inc., incorporated by reference to Exhibit 6(k) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(l)
Independent Contractor Letter Agreement, dated May 22, 2018, by and between the Company and Ronald Daw, incorporated by reference to Exhibit 6(l) to the Company’s Form 1-A/A filed on June 12, 2018, incorporated by reference to Exhibit 6(l) to the Company’s Form 1-A/A filed on May 25, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issue had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Chosen, LLC

Date April 23, 2020	By:	/s/ Derral Eves
Derral Eves
Chief Executive Officer